May 8, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Kathryn Jacobson

Robert Littlepage

Re:                                                                             Splunk Inc.

Form 10-K for the Fiscal Year Ended January 31, 2020

Filed March 26, 2020

File No. 001-35498

Ladies and Gentlemen:

Splunk Inc. (“Splunk,” “we” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated April 30, 2020, related to the above referenced filing.

In this letter, we have recited the Staff’s comment in italicized, bold type and have followed it with our response.

(1) Description of the Business and Significant Accounting Policies

Revenue Recognition, page 74

1.                                      We note contracts with your customers often contain multiple performance obligations which you account for separately if they are distinct. With respect to such contracts, please provide a description of the distinct performance obligations, an explanation of when they are typically satisfied, significant contractual terms and conditions, and the nature of the goods and services that you promise to transfer. Refer to ASC 606-10-50-17 to 50-19.

We respectfully advise the Staff that the nature of the goods and services the Company provides and the resulting performance obligations may include on-premise software where the customer takes possession of the software, cloud services where the customer accesses the functionality of the software in the cloud, maintenance and support related to on-premise software, and professional services including training. The Company’s significant contractual terms include pricing, contract term and the customer’s rights to products (on-premise vs cloud), capacity or volume, maintenance and support, as well as professional services and training. Some contracts may include other terms and conditions which result in additional performance obligations. These performance obligations have not been material to date.

Securities and Exchange Commission

May 8, 2020

We respectfully advise the Staff that the Company accounts for each of the above goods and services as separate performance obligations as they are individually distinct from other goods and services within the contract. The Company recognizes revenue for on-premise software upon transfer of control in accordance with ASC 606-10-25-30 and maintenance services over the contract term in accordance with ASC 606-10-25-27. We recognize cloud services over the contract term when access to the services is provided to the customer. For professional services and training, revenue is recognized as the services are delivered. We refer the Staff to the following table which details the nature of each performance obligation, when they are satisfied and when revenue is recognized.

Distinct Performance Obligation	Nature of Performance Obligation	Satisfaction of Performance Obligation and Recognition of Revenue
On-premise licenses	On-premise licenses provide our customers the right to use our software products for a specified period of time for term licenses, or in perpetuity for perpetual licenses.

We satisfy our obligation and recognize the associated revenue for on-premise licenses upon transfer of control of the software, which occurs at delivery of the license key to customers, or when the license term commences, if later.

Cloud Services	Cloud services allow our customers to access our software as a service over the contract term without taking possession of the software.

We satisfy our cloud service performance obligation over the associated contract term and recognize the associated revenue ratably over the term of the contract once access is provided to the customer, consistent with the pattern of benefit to the customer of such services.

Maintenance and Support

Customers with maintenance agreements related to on-premise licenses are entitled to receive support and unspecified upgrades and enhancements when and if they become available during the maintenance and support term.

We satisfy our maintenance and support performance obligations and recognize the associated revenue ratably over the maintenance and support term, consistent with the pattern of benefit to the customer of such services.

Professional Services and Training

We provide consulting and implementation services to customers through our professional services organization. We offer training services to our customers and partners through our education and training organization.

We satisfy our professional services and training performance obligations and recognize the associated revenue as services are delivered.

Securities and Exchange Commission

May 8, 2020

We respectfully advise the Staff that we will revise our disclosures in future periodic reports on Forms 10-Q and 10-K, in accordance with ASC 606-10-50-17 to 50-19, to better describe the various performance obligations in our contracts and how they are satisfied as follows (underlined and strikethrough text shows changes to the current disclosure):

~~Revenue from on-premises licenses is generally recognized upfront upon transfer of control of the software, which occurs at delivery, or when the license term commences, if later. We recognize revenue from maintenance contracts ratably over the service period. Cloud services revenue is recognized ratably over the cloud service term. Training and professional services are provided either on a time and material basis, in which revenues are recognized as services are delivered, or over a contractual term, in which revenues are recognized ratably.~~

Our contracts with customers often contain multiple performance obligations, which may include a combination of on-premise software licenses, related maintenance and support services, cloud services and professional services including training. We apply significant judgment in identifying and accounting for each performance obligation, as a result of evaluating the terms and conditions in contracts. For these contracts, we account for ~~individual~~ on-premise licenses, maintenance and support, cloud services and other services as separate performance obligations ~~separately if~~ as they are each distinct. Revenue is recognized when the performance obligations are satisfied. We satisfy our obligation and recognize revenue for on-premise licenses upon transfer of control of the software, which occurs at delivery of the license key to customers, or when the license term commences, if later. We satisfy our cloud service performance obligation over the associated contract term and recognize the associated revenue ratably over the term of the contract once access is provided to the customer, consistent with the pattern of benefit to the customer of such services. We satisfy our maintenance and support performance obligations and recognize revenue ratably over the maintenance and support term, consistent with the pattern of benefit to the customer of such services. Professional services and training are either provided on a time and material basis or over a contract term. We satisfy our professional services and training performance obligations and recognize the associated revenue as services are delivered. With respect to contracts that include customer acceptance provisions, we recognize revenue upon customer acceptance. Our policy is to record revenues net of any applicable sales, use or excise taxes.

2.                                      Please disclose the methods, inputs and assumptions that you use in estimating the transaction prices of your contracts and your consideration of the effects of variable consideration where applicable. In this regard, we note on page seven that you provide flexible pricing options for customers of all sizes. Refer to ASC 606-10-50-20.

We respectfully advise the Staff that the consideration for license and cloud contracts under all pricing options described on page seven does not result in variable consideration. The flexible pricing referred to on page seven relates to how the customer decides to purchase the software, based on the volume of data ingested or compute resources the Splunk product has access to. Under these pricing options, customers are committed to a fixed quantity of products or services for a fixed price. As a result, we determine the contract price to be the transaction price and accordingly, the effects of variable consideration are not applicable to our pricing options described on page seven.

Securities and Exchange Commission

May 8, 2020

We respectfully advise the Staff that we will revise our disclosures in future periodic reports on Forms 10-Q and 10-K, as follows (underlined text shows changes to the current disclosure):

Customers can purchase our products under different pricing options. Regardless of the pricing option selected, the consideration for our license and cloud contracts is fixed and does not result in variable consideration. The transaction price is allocated to the separate performance obligations on a relative standalone selling price (“SSP”) basis. We determine the SSP based on an observable standalone selling price when it is available, as well as other factors, including the price charged to customers, our discounting practices, and our overall pricing objectives, while maximizing observable inputs. In situations where pricing is highly variable, we estimate the SSP using the residual approach.

* * * * *

Securities and Exchange Commission

May 8, 2020

Please direct your questions or comments regarding the Company’s responses to Timothy Emanuelson, Chief Accounting Officer, at temanuelson@splunk.com. Thank you for your assistance.

Sincerely,

SPLUNK INC.

/s/ Jason E. Child
Jason E. Child
Senior Vice President and Chief Financial Officer

cc:                                Scott Morgan, Splunk Inc.

Lisa Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.